RECEIVED

SUMITOMO METAL INDUSTRIES, LTD.

TRITON SQUARE OFFICE TOWER Y, 8-11, HARUMI 1-CHOME, CHUO-KU, TOKYO 104-6111, JAPAN
PHONE +81-3-4416-6103
FAX +81-3-4416-6798

05010288

July 27, 2005

The United States Securities and Ex
Office of International Corporate Fina...
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

SUPPL

PROCESSED
AUG 10 2005
THOMSON FINANCIAL

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated July 27, 2005 (Financial Situation and Business Results for the
   First Quarter of Fiscal Year 2006 (ending March 31, 2006)).

M. Shinagawa

Mamoru Shinagawa
Manager
Investor Relations Group, Public Relations &
Investor Relations Department
Sumitomo Metal Industries, Ltd.

cc: The Bank of New York

dlw 8/9

July 27, 2005
Sumitomo Metal Industries, Ltd.

Financial Situation and Business Results for the First Quarter of Fiscal Year 2006 (ending March 31, 2006) (Consolidated)

1. Notes on Preparation of Quarterly Financial Information
   (i) Adoption of simplified procedure in accounting methods : Yes
   (Details) Simplified procedure is used in part, such as an omission of physical inventory, etc.
   (ii) Change in accounting procedure as from the current consolidated fiscal year. : No
   (iii) Change in scope of consolidation and association : Yes
   (Details) Consolidation (new) 1 (excluded) 1 Association (new) - (excluded) 1
   Number of consolidated subsidiaries 77
   Number of associated unconsolidated subsidiaries 3
   Number of associated group companies 27

2. Financial Situation and Business Results for the First Quarter of Fiscal Year 2006 (April 1, 2005～June 30, 2005)

(1) Progress of Business Performance (Consolidated)

	Sales		Operating profit		Recurring profit		Net income for the current quarter	
	(million yen)	%	(million yen)	%	(million yen)	%	(million yen)	%
First Quarter of Fiscal Year 2006	344,555	—	65,485	—	63,024	—	38,424	—
First Quarter of Fiscal Year 2005	—	—	—	—	—	—	—	—
(Reference) Fiscal Year 2005	1,236,920		182,878		173,245		110,864	

	Net income per share for the current quarter	Net income per share after dilution for the current quarter
	Yen & Sen	Yen & Sen
First Quarter of Fiscal Year 2006	8.00	—
First Quarter of Fiscal Year 2005	—	—
(Reference) Fiscal Year 2005	23.05	—

(Note) As disclosure of information on quarterly business performance has been standardized as from the current quarter, figures for and percentage change from the corresponding quarter of the previous year are not stated here.

[Qualitative Information etc. on Progress of Business Performance]

Regarding the business environment for the steel industry during the current first quarter, demand for steel remained steady and production continued to run at high levels. Consequently, sales for the current first quarter reached 344.5 billion yen, resulting in an operating profit of 65.4 billion yen, recurring profit of 63.0 billion yen and quarterly net income of 38.4 billion yen.

(2) Change in Financial Situation (Consolidated)

	Total assets	Shareholders' capital	Shareholders' capital ratio	Shareholders' equity per share
	(million yen)	(million yen)	%	Yen & Sen
First Quarter of Fiscal Year 2006	1,949,716	498,725	25.6	103.84
First Quarter of Fiscal Year 2005	—	—	—	—
(Reference) Fiscal Year 2005	1,923,142	483,237	25.1	100.61

(Note) Due to commencement of information disclosure on the quarterly financial situation as from the current quarter, we have not made reference to the situation for the corresponding quarter of the previous year.

[Qualitative Information etc. on Change in Financial Situation (Consolidated)]

Compared to the end of the fiscal year 2005 (ending March 31, 2005), total assets as at the end of the current first quarter showed an increase of 26.5 billion yen to 1,949.7 billion yen. Shareholders' capital increased by 15.4 billion yen for a quarter-end total of 498.7 billion yen, and shareholders' capital ratio moved up to 25.6%, an increase of 0.5%. Consolidated outstanding debt was reduced by 32.6 billion yen to 853.2 billion yen.

1. Consolidated Statement of Income for the First Quarter (Summary)

(Unit: Million Yen)

Item	The First Quarter (April 1, 2005 ~ June 30, 2005)	<Reference> Previous FY (FY2005)
(Recurring profit and loss)		
Operating income and expenses:		
Revenues:		
Sales	344,555	1,236,920
Cost and expenses:		
Cost of sales	△ 245,637	△ 924,258
Selling, general and administrative expenses	△ 33,432	△ 129,783
Operating profit	65,485	182,878
Non-operating income and expenses:		
Non-operating income:	8,699	26,340
Non-operating expenses:	△ 11,161	△ 35,973
Recurring profit	63,024	173,245
(Non-recurring profit and loss)		
Non-recurring profit:	—	31,417
Non-recurring loss:	—	△ 35,085
Net income before taxes and minority interests	63,024	169,577
Corporate taxes, etc.	△ 23,932	△ 56,881
Minority interests	△ 666	△ 1,831
Net income	38,424	110,864

2. Consolidate Balance Sheet for the First Quarter (Summary)

(Unit: Million Yen)

Item	The First Quarter (At the end of June 2005)	<Reference> Previous FY At the end of March, 2005	Change
(Assets)			
Current assets	619,355	604,604	14,751
Cash and deposits	41,474	42,547	△ 1,072
Trade notes and	165,688	190,087	△ 24,398

accounts receivable			
Inventories	334,041	305,930	28,110
Other	78,151	66,038	12,112
Fixed assets:	1,330,313	1,318,489	11,823
Property, plant and equipment	1,013,193	1,006,958	6,235
Intangibles	6,298	6,563	△ 265
Investments and other assets:	310,821	304,967	5,854
Deferred assets:	47	48	△ 0
Total assets	1,949,716	1,923,142	26,574
(Liabilities)			
Current liabilities:	897,189	867,868	29,321
Trade notes and accounts payable	312,762	295,384	17,378
Short-term borrowings	430,534	420,482	10,051
Current portion of bonds	12,100	34,000	△ 21,900
Other	141,792	118,000	23,792
Long-term liabilities	515,063	537,963	△ 22,900
Bonds	115,950	116,950	△ 1,000
Long-term borrowings	294,635	314,486	△ 19,850
Other	104,477	106,527	△ 2,050
Total liabilities	1,412,253	1,405,831	6,421
(Minority interests)			
Minority interests	38,738	34,073	4,664
(Shareholders' equity)			
Capital	262,072	262,072	—
Capital surplus	61,897	61,897	—
Retained earnings	129,837	115,851	13,985
Land revaluation surplus	16,547	16,298	248
Unrealized gain on available-for-sale securities	31,632	31,165	466
Foreign currency translation adjustments	△ 2,993	△ 3,798	805
Treasury stock, at cost	△ 267	△ 248	△ 19
Total shareholders' equity	498,725	483,237	15,487
Total liabilities, minority interests and shareholders' equity	1,949,716	1,923,142	26,574

3. Summary of Segment Information

(Segment Information by Business Type)

Current First Quarter

(Unit: Million yen)

Items	Steel	Engineering	Electronics	Other	Total	Corporate or Eliminations	Consolidated
Sales & Operating Profit							
Sales							
(1) Sales to customers	313,010	7,144	14,186	10,214	344,555	—	344,555
(2) Inter-segment sales	1,144	—	—	3,791	4,936	(4,936)	—
Total Sales	314,155	7,144	14,186	14,005	349,491	(4,936)	344,555
Operating expenses	248,306	8,649	13,465	13,440	283,862	(4,792)	279,069
Operating profit	65,848	△1,505	720	565	65,628	△143	65,485

(Reference) Previous Fiscal Year

(Unit: Million yen)

Items	Steel	Engineering	Electronics	Other	Total	Corporate or Eliminations	Consolidated
Sales & Operating Profit							
Sales							
(1) Sales to customers	1,085,767	57,189	49,083	44,881	1,236,920	—	1,236,920
(2) Inter-segment sales	5,356	3	—	16,378	21,738	(21,738)	—
Total Sales	1,091,123	57,193	49,083	61,259	1,258,659	(21,738)	1,236,920
Operating expenses	907,374	62,068	47,845	57,720	1,075,009	(20,967)	1,054,042
Operating profit	183,749	△4,875	1,237	3,538	183,650	△771	182,878

(Note) Principal Products by Major Business Area

Major business area	Principal Products	
Steel	Steel sheets and plates	Steel plates for structural uses, steel plates for low-temperature service, steel plates for line pipe, high-tensile-strength steel plates and sheets, hot strip, cold strip, electro-magnetic steel sheets, hot-dip galvanized steel sheets, electrolytic galvanized steel sheets, pre-painted steel sheets, pre-coated steel sheets, stainless steel precision rolling sheets, etc.
	Construction materials	H-shapes, fixed outer dimension H-shapes, lightweight welded beams, sheet piles, steel pipe piles, etc.
	Steel tubes and pipe	Seamless steel tubes and pipes, electric resistance welded tubes and pipes, large-diameter arc-welded pipes, hot ERW, specially shaped tubes, various coated tubes and pipes, stainless steel tubes and pipes, etc.
	Steel bars and wire rods	Special quality bars, cold heading quality wire rods, spring quality bars, free cutting steel wire rods, bearing steel, steel cord quality bars, stainless bars and wire rods, etc.
	Railway, automotive, and machinery parts	Wheels, axles, bogie trucks, gear units for electric cars, couplers, etc.
	Steel castings and forgings	Die forged crankshafts, materials for molds, aluminum wheels, flange for transmission tower, crane wheels, rolls, etc.
	Semi-finished iron products	Steel billets, pig iron for steel making, etc.
	Others	Titanium products, steel making technology, Land and sea transport of steel materials, maintenance of machinery and facilities, etc.
Engineering	Steel bridge, steel structure for civil engineering, general buildings, systems construction, steel structure for architectural use, pipelines, thermal plant and pipeline engineering, environment engineering, etc.	
Electronics	IC packages, electronic modules, etc.	
Others	Lease and sale of real estate, research and testing specializing in materials analysis and evaluation, etc.	

July 27, 2005
Sumitomo Metal Industries, Ltd.

Financial Situation and Business Results for the First Quarter of Fiscal Year 2006 (ending March 31, 2006) (Consolidated)

1. Notes on Preparation of Quarterly Financial Information
   (i) Adoption of simplified procedure in accounting methods : Yes
   (Details) Simplified procedure is used in part, such as an omission of physical inventory, etc.
   (ii) Change in accounting procedure as from the current consolidated fiscal year. : No
   (iii) Change in scope of consolidation and association : Yes
   (Details) Consolidation (new) 1 (excluded) 1 Association (new) - (excluded) 1
   Number of consolidated subsidiaries 77
   Number of associated unconsolidated subsidiaries 3
   Number of associated group companies 27

2. Financial Situation and Business Results for the First Quarter of Fiscal Year 2006 (April 1, 2005～June 30, 2005)

(1) Progress of Business Performance (Consolidated)

	Sales		Operating profit		Recurring profit		Net income for the current quarter	
	(million yen)	%	(million yen)	%	(million yen)	%	(million yen)	%
First Quarter of Fiscal Year 2006	344,555	—	65,485	—	63,024	—	38,424	—
First Quarter of Fiscal Year 2005	—	—	—	—	—	—	—	—
(Reference) Fiscal Year 2005	1,236,920		182,878		173,245		110,864	

	Net income per share for the current quarter	Net income per share after dilution for the current quarter
	Yen & Sen	Yen & Sen
First Quarter of Fiscal Year 2006	8.00	—
First Quarter of Fiscal Year 2005	—	—
(Reference) Fiscal Year 2005	23.05	—

(Note) As disclosure of information on quarterly business performance has been standardized as from the current quarter, figures for and percentage change from the corresponding quarter of the previous year are not stated here.

[Qualitative Information etc. on Progress of Business Performance]

Regarding the business environment for the steel industry during the current first quarter, demand for steel remained steady and production continued to run at high levels. Consequently, sales for the current first quarter reached 344.5 billion yen, resulting in an operating profit of 65.4 billion yen, recurring profit of 63.0 billion yen and quarterly net income of 38.4 billion yen.

(2) Change in Financial Situation (Consolidated)

	Total assets	Shareholders' capital	Shareholders' capital ratio	Shareholders' equity per share
	(million yen)	(million yen)	%	Yen & Sen
First Quarter of Fiscal Year 2006	1,949,716	498,725	25.6	103.84
First Quarter of Fiscal Year 2005	—	—	—	—
(Reference) Fiscal Year 2005	1,923,142	483,237	25.1	100.61

(Note) Due to commencement of information disclosure on the quarterly financial situation as from the current quarter, we have not made reference to the situation for the corresponding quarter of the previous year.

[Qualitative Information etc. on Change in Financial Situation (Consolidated)]

Compared to the end of the fiscal year 2005 (ending March 31, 2005), total assets as at the end of the current first quarter showed an increase of 26.5 billion yen to 1,949.7 billion yen. Shareholders' capital increased by 15.4 billion yen for a quarter-end total of 498.7 billion yen, and shareholders' capital ratio moved up to 25.6%, an increase of 0.5%. Consolidated outstanding debt was reduced by 32.6 billion yen to 853.2 billion yen.

1. Consolidated Statement of Income for the First Quarter (Summary)

(Unit: Million Yen)

Item	The First Quarter (April 1, 2005 ~ June 30, 2005)	<Reference> Previous FY (FY2005)
(Recurring profit and loss)		
Operating income and expenses:		
Revenues:		
Sales	344,555	1,236,920
Cost and expenses:		
Cost of sales	△ 245,637	△ 924,258
Selling, general and administrative expenses	△ 33,432	△ 129,783
Operating profit	65,485	182,878
Non-operating income and expenses:		
Non-operating income:	8,699	26,340
Non-operating expenses:	△ 11,161	△ 35,973
Recurring profit	63,024	173,245
(Non-recurring profit and loss)		
Non-recurring profit:	—	31,417
Non-recurring loss:	—	△ 35,085
Net income before taxes and minority interests	63,024	169,577
Corporate taxes, etc.	△ 23,932	△ 56,881
Minority interests	△ 666	△ 1,831
Net income	38,424	110,864

2. Consolidate Balance Sheet for the First Quarter (Summary)

(Unit: Million Yen)

Item	The First Quarter (At the end of June 2005)	<Reference> Previous FY At the end of March, 2005	Change
(Assets)			
Current assets	619,355	604,604	14,751
Cash and deposits	41,474	42,547	△ 1,072
Trade notes and	165,688	190,087	△ 24,398

accounts receivable			
Inventories	334,041	305,930	28,110
Other	78,151	66,038	12,112
Fixed assets:	1,330,313	1,318,489	11,823
Property, plant and equipment	1,013,193	1,006,958	6,235
Intangibles	6,298	6,563	△ 265
Investments and other assets:	310,821	304,967	5,854
Deferred assets:	47	48	△ 0
Total assets	1,949,716	1,923,142	26,574
(Liabilities)			
Current liabilities:	897,189	867,868	29,321
Trade notes and accounts payable	312,762	295,384	17,378
Short-term borrowings	430,534	420,482	10,051
Current portion of bonds	12,100	34,000	△ 21,900
Other	141,792	118,000	23,792
Long-term liabilities	515,063	537,963	△ 22,900
Bonds	115,950	116,950	△ 1,000
Long-term borrowings	294,635	314,486	△ 19,850
Other	104,477	106,527	△ 2,050
Total liabilities	1,412,253	1,405,831	6,421
(Minority interests)			
Minority interests	38,738	34,073	4,664
(Shareholders' equity)			
Capital	262,072	262,072	–
Capital surplus	61,897	61,897	–
Retained earnings	129,837	115,851	13,985
Land revaluation surplus	16,547	16,298	248
Unrealized gain on available-for-sale securities	31,632	31,165	466
Foreign currency translation adjustments	△ 2,993	△ 3,798	805
Treasury stock, at cost	△ 267	△ 248	△ 19
Total shareholders' equity	498,725	483,237	15,487
Total liabilities, minority interests and shareholders' equity	1,949,716	1,923,142	26,574

3. Summary of Segment Information

(Segment Information by Business Type)

Current First Quarter

(Unit: Million yen)

Items	Steel	Engineering	Electronics	Other	Total	Corporate or Eliminations	Consolidated
Sales & Operating Profit							
Sales							
(1) Sales to customers	313,010	7,144	14,186	10,214	344,555	—	344,555
(2) Inter-segment sales	1,144	—	—	3,791	4,936	(4,936)	—
Total Sales	314,155	7,144	14,186	14,005	349,491	(4,936)	344,555
Operating expenses	248,306	8,649	13,465	13,440	283,862	(4,792)	279,069
Operating profit	65,848	△1,505	720	565	65,628	△143	65,485

(Reference) Previous Fiscal Year

(Unit: Million yen)

Items	Steel	Engineering	Electronics	Other	Total	Corporate or Eliminations	Consolidated
Sales & Operating Profit							
Sales							
(1) Sales to customers	1,085,767	57,189	49,083	44,881	1,236,920	—	1,236,920
(2) Inter-segment sales	5,356	3	—	16,378	21,738	(21,738)	—
Total Sales	1,091,123	57,193	49,083	61,259	1,258,659	(21,738)	1,236,920
Operating expenses	907,374	62,068	47,845	57,720	1,075,009	(20,967)	1,054,042
Operating profit	183,749	△4,875	1,237	3,538	183,650	△771	182,878

(Note) Principal Products by Major Business Area

Major business area	Principal Products	
Steel	Steel sheets and plates	Steel plates for structural uses, steel plates for low-temperature service, steel plates for line pipe, high-tensile-strength steel plates and sheets, hot strip, cold strip, electro-magnetic steel sheets, hot-dip galvanized steel sheets, electrolytic galvanized steel sheets, pre-painted steel sheets, pre-coated steel sheets, stainless steel precision rolling sheets, etc.
	Construction materials	H-shapes, fixed outer dimension H-shapes, lightweight welded beams, sheet piles, steel pipe piles, etc.
	Steel tubes and pipe	Seamless steel tubes and pipes, electric resistance welded tubes and pipes, large-diameter arc-welded pipes, hot ERW, specially shaped tubes, various coated tubes and pipes, stainless steel tubes and pipes, etc.
	Steel bars and wire rods	Special quality bars, cold heading quality wire rods, spring quality bars, free cutting steel wire rods, bearing steel, steel cord quality bars, stainless bars and wire rods, etc.
	Railway, automotive, and machinery parts	Wheels, axles, bogie trucks, gear units for electric cars, couplers, etc.
	Steel castings and forgings	Die forged crankshafts, materials for molds, aluminum wheels, flange for transmission tower, crane wheels, rolls, etc.
	Semi-finished iron products	Steel billets, pig iron for steel making, etc.
	Others	Titanium products, steel making technology, Land and sea transport of steel materials, maintenance of machinery and facilities, etc.
Engineering	Steel bridge, steel structure for civil engineering, general buildings, systems construction, steel structure for architectural use, pipelines, thermal plant and pipeline engineering, environment engineering, etc.	
Electronics	IC packages, electronic modules, etc.	
Others	Lease and sale of real estate, research and testing specializing in materials analysis and evaluation, etc.	